SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                  Commission File Number 0-22580

         (Check one)

         [  ]     Form 10-K and Form 10-KSB   [  ]  Form 11-K

         [  ]     Form 20-F   [X]  Form 10-Q and Form 10-QSB    [  ]  Form N-SAR

         For period ended June 30, 1999

         [  ]     Transition Report on Form 10-K and Form 10-KSB

         [  ]     Transition Report on Form 20-F

         [  ]     Transition Report on Form 11-K

         [  ]     Transition Report on Form 10-Q and Form 10-QSB

         [  ]     Transition Report on Form N-SAR

         For the transition period ended

         Read Attached Instruction Sheet Before Preparing Form.
         Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates: ________________

                                     PART I
                             REGISTRANT INFORMATION

                           JPE, Inc. (d/b/a ASCET INC)
                            (Full name of registrant)

                                       N/A
                           (Former name if applicable)

                         30400 Telegraph Road, Suite 401
           (Address of principal executive office (street and number))

                          Bingham Farms, Michigan 48025
                           (City, state and zip code)

                                    PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X]

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [X]

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

     [ ]


                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K could not be filed within the prescribed time period.

     On May 27, 1999, JPE, Inc., the Registrant, experienced a change of control pursuant to Investment Agreement by which ASC Holdings LLC and Kojaian Holdings LLC acquired 95% of the beneficial ownership of the Registrant (the "Transaction"). Prior to the Transaction, two major subsidiaries of the Registrant were under the jurisdiction of Bankruptcy courts, and the equity method of accounting was utilized by the Registrant in connection with such subsidiaries. As a result of the Transaction, the equity method of accounting is no longer applicable. Accordingly, the Transaction has resulted in the Registrant applying purchase accounting because of the change in control and requires financial statements showing the pre-Transaction and post-Transaction results of operations. The Transaction requires complex disclosures in the financial statements and appropriate accounting treatment in accordance with generally accepted accounting principles. As a result, the financial disclosures are not complete at this time and will require additional time to be prepared by the Registrant.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     Karen A. Radtke                       248                      723-5531
         (Name)                        (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                             [  ]  Yes   [X]  No

     Form 8-K which includes a description and related pro forma information of the JPE Canada Inc. sale, which occurred on February 8, 1999, was filed by the registrant concurrently with the Form 10-K.

     Form 10-K was filed late on April 15, 1999. A notification of late filing, Form 12b-25 was filed with Securities and Exchange Commission on March 30, 1999.


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [X]  Yes   [  ]  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


     The Registrant will report results for the pre-Transaction and post-Transaction results of operations. Such results includes extraordinary items of approximately $19 million for the pre-Transaction result of operations arising from the forgiveness of debt.




                           JPE, Inc. (d/b/a ASCET INC)
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:    August 16, 1999                            By:      /s/ Karen A. Radtke
                                                         -----------------------
                                                             Karen A. Radtke
                                                             Secretary/Treasurer